THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 21, 2014

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Excelsis Investments, Inc. (the "Company")
Form 10-K for Fiscal Year Ended 12/31/2013
SEC File No. 000-54635

Dear Mr. Krikorian:

In response to your comment letter dated June 19, 2014 please be advised as follows:

General

1.
We did not file a Form 8-K relating to our restatement, as we engaged our current auditors to audit the prior year balances without knowing whether a restatement was necessary.  Once the restatement was noted, we did not file a Form 8-K as the effect of the restatement was not material to our net income/loss for the year ended December 31, 2012.

2.	Asher has not acquired any shares. The agreement was signed on January 23, 2014. Asher has been added as a principal stockholder in the beneficial ownership table.

Mr. Stephen Krikorian
Accounting Branch Chief
RE:	Excelsis Investments, Inc.
Form 10-K for Fiscal Year Ended 12/31/2013
SEC File No. 000-54635
July 21, 2014
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Convertible Promissory Note, page 12

3.
The Hermaytar SA promissory note was forgiven by written agreement dated March 14, 2014.   Said agreement has been filed with this amendment as Exhibit 10.7.  Accordingly, no shares can be issued in conjunction with the conversion of the note and no risk factor discussing the possible range of stock issuable upon conversion has been provided.

Notes to Consolidated Statements
Note 2.  Summary of Significant Accounting Policies
Revenue Recognition

4.	The 10-K/A-1 has been amended to include expanded disclosure on revenue recognition, including reference to our considerations for gross versus net considerations in accordance with ASC 605-45-45.

5.
We have reviewed and considered the guidance of Rule 8-04 of Regulation S-X and determined that the acquisition of Career Start Inc. does not meet any of the three significance tests as Career Start Inc. was incorporated on February 1, 2013 and did not have any financial information for the prior fiscal period.  During the period from inception to July 13, 2013 (date of acquisition), the Company had limited transactions as the majority of the operating activity occurred subsequent to the acquisition date.

Note 4.  Acquisition of Career Start, Inc., page F-10

6.	We have amended our filings to expand our disclosure on the restatement, including adding columnar disclosure for the items affected.

Note 12.  Restatement, page F-13

7.	We have amended our filings to expand our disclosure on the restatement, including adding columnar disclosure for the items affected.

Mr. Stephen Krikorian
Accounting Branch Chief
RE:	Excelsis Investments, Inc.
Form 10-K for Fiscal Year Ended 12/31/2013
SEC File No. 000-54635
July 21, 2014
Page 3

Directors and Executive Officers, Promoters and Corporate Governance
Background of officers and directors

8.	The disclosure requested has been provided in Ms. Pannoni's biographical information.

Certain Relationships and Related Transactions, and Director Independence

9.
The transaction is not a related party transaction.  Danielle Pannoni is the sister of Michelle Pannoni.  They do not live under the same roof.  They maintain separate residences.  Michelle Pannoni was not affiliated in any manner with Career Start, Inc., prior to the acquisition thereof and Danielle Pannoni was not affiliated in any manner with with Excelsis Investments, Inc. or Mobile Dynamic Marketing Inc.

The certification you have requested will be provided upon the Company being advised that the SEC has no further comments.

Very truly yours,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:            Excelsis Investments, Inc.